UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13-D

(Amendment No. 1)

under the Securities Exchange Act of 1934

ARGONAUT TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

040175101

(CUSIP Number)

HUSIC CAPITAL MANAGEMENT, L.P.

555 California Street, Suite 2900

San Francisco CA 94104

Attention: Frank Husic

(415) 398-0800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 040175101	13-D	Page 2 of 7

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HUSIC CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 5,006,865 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 5,006,865

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,006,865
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3% (1)
14	TYPE OF REPORTING PERSON PN, IA

(1)	Based on 20,607,039 shares outstanding as reported by Argonaut Technologies, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

CUSIP No.: 040175101	13-D	Page 3 of 7

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FRANK J. HUSIC & CO.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 5,006,865 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 5,006,865

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,006,865
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%(1)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Based on 20,607,039 shares outstanding as reported by Argonaut Technologies, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

CUSIP No.: 040175101	13-D	Page 4 of 7

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FRANK J. HUSIC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 5,006,865 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 5,006,865

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,006,865
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%(1)
14	TYPE OF REPORTING PERSON IN, HC

(1)	Based on 20,607,039 shares outstanding as reported by Argonaut Technologies, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

ITEM 1.    SECURITY AND ISSUER.

Item 1 is not amended.

ITEM 2.    IDENTITY AND BACKGROUND.

Item 2 is not amended.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is not amended.

ITEM 4.    PURPOSE OF TRANSACTION.

Item 4 is amended to add the following:

On November 10, 2004, Husic delivered to the Issuer a letter requesting that the Issuer call a special meeting of the shareholders to consider the proposals contained in the letter from Jewelcor Management, Inc. (“Jewelcor”) to the Issuer, dated November 4, 2004, and which is publicly available as an exhibit to Jewelcor’s Schedule 13D/A filed on November 4, 2004. Jewelcor has proposed that a special meeting be called to consider (i) removal of members of the Board of Directors of the Issuer, other than the Shareholder, (ii) amending the Bylaws of the Issuer to require that vacancies created by removal be filled by the shareholders, and (iii) nominees to replace removed directors. While Husic has not taken a position on these proposals (if for no other reason than Jewelcor has not proposed nominees that Husic may evaluate), Husic does believe that the Issuer’s shareholders should have the opportunity to consider Jewelcor’s proposals concerning changing the composition of the Board of Directors of the Issuer. A copy of Husic’s November 10 letter is attached hereto as Exhibit 1.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is not amended.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is not amended.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:	Letter from Husic to the Issuer, dated November 10, 2004, requesting a special meeting of the shareholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2004

HUSIC CAPITAL MANAGEMENT, L.P.

By:	Frank J. Husic & Co.
Its:	General Partner

By:	/s/ Lesley Jones
Lesley Jones
Compliance Officer

FRANK J. HUSIC & CO.

By:	Frank J. Husic & Co.
Its:	General Partner

By:	/s/ Lesley Jones
Lesley Jones
Compliance Officer

FRANK J. HUSIC

By:	/s/ Frank J. Husic